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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5

                          CREDIT ACCEPTANCE CORPORATION
                       (Name of Subject Company (Issuer))

                          CREDIT ACCEPTANCE CORPORATION
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class Securities)

                                   225310-10-1
                      (CUSIP Number of Class of Securities)

                                CHARLES A. PEARCE
                               CHIEF LEGAL OFFICER
                          CREDIT ACCEPTANCE CORPORATION
                     25505 WEST TWELVE MILE ROAD, SUITE 3000
                            SOUTHFIELD, MI 48034-8339
                                 (248) 353-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

                               MARK A. METZ, ESQ.
                               DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                                DETROIT, MI 48243
                                 (313) 568-6800
                            CALCULATION OF FILING FEE


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TRANSACTION VALUATION*                                              $110,250,000
AMOUNT OF FILING FEE**                                                $11,796.75
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*        Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 3,500,000 shares of the outstanding common stock at a price of $31.50 per share in cash.

** The amount of the filing fee equals $107.00 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:         $11,796.75
         Form or Registration No.:       Schedule TO
         Filing Party:                   Credit Acceptance Corporation
         Date Filed:                     August 28, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on August 28, 2006 ("Schedule TO"), as amended by Amendment No. 1 filed with the SEC on September 13, 2006, Amendment No. 2 filed with the SEC on September 15, 2006, Amendment No. 3 filed with the SEC on September 22, 2006 and Amendment No. 4 filed with the SEC on September 27, 2006 by Credit Acceptance Corporation, a Michigan corporation ("CA"), in connection with the offer by CA to purchase up to 3,500,000 shares of its Common Stock, par value $.01 per share (the "Shares"), at a price of not less than $28.00 per Share nor more than $31.50 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 28, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

         All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 5 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

ITEMS 4.  TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following information:

                  The tender offer expired at 5:00 p.m., New York City time, on September 26, 2006. A total of 20,552,028 shares were properly tendered and not properly withdrawn at prices not greater than $31.50 nor less than $28.00 per share prior to the expiration of the Offer. CA accepted for payment a total of 3,500,000 shares at a purchase price of $31.50 per share.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by adding the following information:

                  On October 3, 2006, the Company issued a press release announcing the final results of the Offer, which expired on September 26, 2006. A copy of the press release is filed as Exhibit (a)(5)(ix) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following:


         EXHIBIT NUMBER         DESCRIPTION
         --------------         -----------
         (a)(5)(ix)             Press release dated October 3, 2006 announcing
                                final results of the Offer.

                                       2
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CREDIT ACCEPTANCE CORPORATION

                                       BY: /s/ DOUGLAS W. BUSK
                                           ---------------------
                                              Douglas W. Busk
                                                 Treasurer

Dated: October 3, 2006

                                       3
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                                  Exhibit Index


Exhibit No.             Description
-----------             -----------
(a)(5)(ix)              Press release dated October 3, 2006 announcing final
                        results of the Offer.